UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Sanchez Energy Corporation

(Name of Issuer)

Voting Shares of Common Stock

(Title of Class of Securities)

7990Y105

(CUSIP Number)

December 31, 2014

Date of Event Which Requires Reporting

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7990Y105	Page 2 of 10

(1)	Name of reporting person St. Denis J. Villere & Company, L.L.C.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,260,702
(7) Sole dispositive power
(8) Shared dispositive power 5,164,202
(9)	Aggregate amount beneficially owned by each reporting person 5,260,702 Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* N/A
(11)	Percent of class represented by amount in Row 9 8.98%
(12)	Type of reporting person* IA

CUSIP No. 7990Y105	Page 3 of 10

(1)	Name of reporting person George V. Young
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,260,702
(7) Sole dispositive power 19,500
(8) Shared dispositive power 5,183,702
(9)	Aggregate amount beneficially owned by each reporting person 5,260,702 Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* N/A
(11)	Percent of class represented by amount in Row 9 8.98%
(12)	Type of reporting person* IN

CUSIP No. 7990Y105	Page 4 of 10

(1)	Name of reporting person St. Denis J. Villere II
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,260,702
(7) Sole dispositive power 43,800
(8) Shared dispositive power 5,208,002
(9)	Aggregate amount beneficially owned by each reporting person 5,260,702 Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* N/A
(11)	Percent of class represented by amount in Row 9 8.98%
(12)	Type of reporting person* IN

CUSIP No. 7990Y105	Page 5 of 10

(1)	Name of reporting person St. Denis J. Villere III
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,260,702
(7) Sole dispositive power 2,200
(8) Shared dispositive power 5,166,402
(9)	Aggregate amount beneficially owned by each reporting person 5,260,702 Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* N/A
(11)	Percent of class represented by amount in Row 9 8.98%
(12)	Type of reporting person* IN

CUSIP No. 7990Y105	Page 6 of 10

(1)	Name of reporting person George G. Villere
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place or organization Louisiana
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,260,702
(7) Sole dispositive power 31,000
(8) Shared dispositive power 5,195,202
(9)	Aggregate amount beneficially owned by each reporting person 5,260,702 Shares
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* N/A
(11)	Percent of class represented by amount in Row 9 8.98%
(12)	Type of reporting person* IN

CUSIP No. 7990Y105	Page 7 of 10

SCHEDULE 13G

ITEM 1.

(a)–(b) This Schedule 13G/A relates to Shares of the Voting Shares of Common Stock (the “Shares”) of SANCHEZ ENERGY CORPORATION, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1111 Bagby St., Suite 1600, Houston, TX 77002.

ITEM 2.

(a) This Statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	St. Denis J. Villere & Company, L.L.C. (“Villere”);

2.	George V. Young;

3.	St. Denis J. Villere II;

4.	St. Denis J. Villere III;

5.	George G. Villere.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached as Exhibit A. Villere is a registered investment advisor which beneficially owns Shares in various accounts under its management and control. Messrs. G. Young, S. Villere II, S. Villere III and G. Villere serve as members of Villere.

(b) The principal business office of Reporting Persons is located at 601 Poydras St., Suite 1808, New Orleans, Louisiana 70130.

(c) Villere is a Louisiana limited liability company. Messrs. Young, Villere, Villere, and Villere are citizens of the United States of America.

(d) Title of Class of Securities: Voting Shares of Common Stock.

(e) CUSIP Number: 7990Y105.

ITEM 3.

•	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 7990Y105	Page 8 of 10

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

(a) and (b)	Amount beneficially owned and Percent of Class:

As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 5,260,702 Shares of Common Stock which equates to approximately 8.98% of the outstanding Shares (the percentage of Shares of Common Stock owned being based upon 58,597,837 Shares of Common Stock outstanding at November 5, 2014 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014). Villere has direct beneficial ownership of the Shares of Common Stock in the accounts for which it serves as the investment adviser under its investment management agreements.

Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere, as a member of Villere, may be deemed the beneficial owners of the 5,260,702 Shares beneficially owned by Villere, which represents approximately 8.98% of the issued and outstanding Shares. Messrs. Young, S. Villere II, S. Villere III and G. Villere disclaim beneficial ownership of such Shares, except the following: Mr. Young owns 19,500 Shares, Mr. S. Villere II owns 43,800 Shares, Mr. G. Villere owns 31,000 Shares and Mr. S. Villere III owns 2,200 Shares.

(c)	Power to vote or dispose.

Villere has shared power to vote 5,260,702 Shares and the shared power to dispose of 5,164,202 Shares.

Messrs. Young, S. Villere II, S. Villere III and G. Villere have the shared power to vote 5,260,702 Shares and the shared power to dispose of the number of shares set forth in box 8 of their respective cover sheets. Mr. Young has the sole power to dispose of 19,500 Shares. Mr. S. Villere II has sole power to dispose of 43,800 Shares. Mr. G. Villere has sole power to dispose of 31,000 Shares. Mr. S. Villere III has sole power to dispose of 2,200 Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 7990Y105	Page 9 of 10

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Villere is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Villere has voting and dispositive power. Each of Messrs. Young, S. Villere II, S. Villere III and G. Villere has a controlling interest in Villere.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 7990Y105	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2015

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

GEORGE G. VILLERE

/s/ George Villere

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G/A referred to below) on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to the Common Stock of Sanchez Energy Corp. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this February 13, 2015.

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE, II

/s/ St. Denis J. Villere, II

ST. DENIS J. VILLERE, III

/s/ St. Denis J. Villere, III

GEORGE G. VILLERE

/s/ George Villere